Leon & George

retail product marketing lifestyle

A new way to shop for plants

LEONANDGEORGE.COM SAN FRANCISCO CALIFORNIA



The plant market is massive, dominated by big box retailers with outdated sales methods and a lack of personalized service. From day one, Nico and I saw an opportunity to change that by offering an experience that modern consumers have come to expect in today's tech-driven economy.

Ron Radu Co-Founder @ Leon & George

Why you may want to support us...

1. $3 million in revenue from 10,000+ customers in just 2.5 years
2. $48 billion US market and growing: consumer spending on plants is up 60% since 2016
3. Y Combinator alum (S17)
4. Five star average rating from customers over hundreds of reviews on Yelp, Google and our website
5. Established brand and well-developed supply chain
6. Majority of revenue has come from California focus, and expansion nationwide now offers a clear path to future growth

Our Team

AND OUR MAJOR ACCOMPLISHMENTS

Ron Radu
Co-Founder
Plant enthusiast, front-end engineer and designer

Nicolas Bartoli
Co-Founder

Barbie Lucio
Head of Brand & Partnerships

Renee Christensen
Brand Experience

Why people love us

"Leon & George is modernizing the plant industry by offering a great product paired with the convenience that customers desire. There's lots of potential for the company to capture a significant portion of the indoor plant market as a result."

Dalton Caldwell
Partner at Y Combinator

"Don't believe the houseplant hype? Consider how fast the online mattress industry grew. In just seven years, it went from $162m to $1.7B in annual sales, driven by more than a dozen startups cumulatively worth billions. Indoor plant startups have comparable potential."

Collin Ching
The Hustle

"Plant buying in the 21st century at its finest! Such a great experience shopping with Leon & George. I received my Magenta Triostar carefully packed in 2 short days. The plant arrived in beautiful condition and continues to thrive. I had a question regarding a Monstera Deliciosa I've had for a few months and the plant doctor got back to me right away ... I continue to be blown away by the level of customer service they provide."

Christopher B.
Customer

In the news

It all started with the Fiddle Leaf Fig Tree.

Just a few a years ago, this sculptural potted plant began popping up everywhere, gracing the scenes of tastefully decorated living rooms in design blogs, magazines, and celebrity Instagram accounts. But somehow, even though you could easily purchase nearly everything in the picture – the sofa, the table, the chairs, the rug – why was this beautiful potted plant so out of reach?



We started Leon & George because we saw the rising demand for indoor plants, yet no simple solution to getting them or keeping them alive. We crafted an all-inclusive, seamless service around indoor greenery, focusing on hand-picked, high-quality materials and making it easy for anyone to get a gorgeous potted plant – just like the ones in the magazines – delivered straight to their door.

Since opening in 2017, over 10,000 people have experienced our service, rating with an average of five stars across hundreds of reviews. As the leading online retailer servicing the West Coast, we're gearing up to expand beyond our California roots and become a nationwide brand.

The Demand: Millennials aren't having kids, they're buying houseplants

Houseplant interest is at an all-time high, with consumer spending up 60% since 2016 – mostly driven by urban-dwelling millennials. Over 30% of households bought a plant last year, and the market is expected to grow 15% in the next five years.

The Problem: The industry is outdated

The way the market is being served does not match the expectations of the modern consumer. Despite growing demand, 80+% of sales still happen offline in big box hardware stores and small nurseries that offer a cumbersome, confusing, and impersonal experience.

The Solution: An experience, not a commodity

A refreshing shopping experience that prioritizes quality, convenience, and service. We make beautiful and stylish indoor greenery easy by offering a curated selection of plants and ceramics, plenty of pre- and post-purchase support, and delivery directly to your door.



Don't believe the hype?

The mattress industry serves as a good corollary for the plant industry: large unwieldy products traditionally sold only offline in an outdated fashion with many pain points throughout the process. The arrival of innovative direct-to-consumer companies like Casper brought the product online, added convenience and quality as a factor, and increased the size of the market. The added bonus? The plant industry is larger than the mattress industry.


$48B
Plant Industry
LÉON&GEORGE
Casper
$14B
Mattress Industry
leesa
purple

"Don't believe the houseplant hype? Consider how fast the online mattress industry grew. In just seven years, it went from $162m to $1.7B in annual sales, driven by more than a dozen startups cumulatively worth billions. Indoor plant startups have comparable potential." –Collin Ching, The Hustle

Success to date

We're just getting started. In 2.5 years we've seen strong revenue growth and are expecting to nearly double revenue from 2018 to 2019. With a high average order value and a strong repeat customer rate, we only recently expanded beyond California and are on the path to becoming the nation's leading online plant retailer.


Annual revenue
$3,000,000
$2,500,000
$2,000,000
$1,500,000
$1,000,000
$500,000
$0
REVENUE
Nearly 2x
revenue growth
PROJECTED
2017
2018
2019
YEAR
Note that figures after October 2019 are projections and not guaranteed.

$351 AVERAGE ORDER VALUE

18% REPEAT CUSTOMER RATE

We're working to increase our already healthy contribution margin by purchasing in bulk, optimizing our supply chain and improving packaging. We hope to reach profitability mid-way through 2020.

Contribution margin

48% NOW → **60%** EARLY 2020 → **71%** END 2020

We're actively engaging with consumers at all points of the acquisition funnel. The diversity of our strategies protects us against swings in the market that may come from reliance on any one source of revenue.


Customer acquisition
WORD OF MOUTH 24%
PAID DIGITAL ADS 36%
ORGANIC SEARCH 19%
OTHER 21%

The opportunity

We've built a service that people want, appreciate, and, in some cases, have not yet even imagined. We're thrilled to be at the forefront of a changing industry.

We've spent the last several months perfecting methods for shipping live plants and delicate ceramics across the US. The initial momentum has quickly outpaced our California base.

The US market will soon represent the majority of our sales.


Revenue growth rate by market
35%
30%
25%
20%
15%
10%
San Francisco and Los Angeles
Entire US Market


5%
0%
2018-01
2018-02
2018-03
2018-04
2018-05
2018-06
2018-07
2018-08
2018-09
2018-10
2018-11
2018-12
2019-01
2019-02
2019-03
2019-04
2019-05
2019-06
2019-07
2019-08
2019-09
2019-10
US Market Growth Rate
CA Market Growth Rate

An underserved market

Though Leon & George is a direct to consumer brand, a growing portion of our revenue is attributed to larger organizations and businesses unsatisfied with outdated office plant services.

We see an opportunity to extend a high quality experience to the B2B market, from startups to hospitality, national corporate offices and beyond. A few top companies we count among our client list:

Some of our B2B customers

Investor Q&A

– COLLAPSE ALL

What does your company do?

We make it easy for people and companies to buy fully-prepared plant and pot sets, in sizes ranging from small tabletop plants to seven foot tall trees. The sets are delivered to customers' homes and we provide lifetime access to expert plant care advice through our Plant Doctor service. It's plant buying for the 21st century.

Where will your company be in 5 years?

We aim to be the leader of the plant space – the first place everyone thinks of when they need plants. In the same way Casper and Away have dominated the mindshare of the mattress and travel spaces, we want to be the brand that continues to innovate in the plant industry, while also consistently providing excellent service, so that you never think of going anywhere else. We'll have a retail location in every major US city, as well as nationwide coverage of our white-glove delivery service.

Why did you choose this idea?

The plant market is massive, dominated by big box retailers with outdated sales methods and a lack of personalized service. From day one, Nico and I saw an opportunity to change that by offering an experience that modern consumers have come to expect in today's tech-driven economy.

How big is the market?

According to the National Gardening Survey, there are $48 billion a year in annual nursery and garden sales in the US, which represents our broadest market. More than 80% of those sales happen in big box hardware stores like Home Depot and Lowe's, who generally offer the lowest quality plants and pot options due to the nature of how they operate. They also don't offer any sort of experience, something modern shoppers are increasingly looking for when making their purchase. This represents a large opportunity as we offer a significantly better product and service, and it serves as our biggest draw for new customers.

Additionally, in 2018, 30% of all US households bought at least one houseplant. Millennials, our target customer segment, were responsible for 31% of those houseplant sales, and average household spending on indoor plants has increased by more than 60% since 2016.

All signs point in the direction that not only is the plant industry large, but it's also growing. We are well-positioned from every angle to capture a large portion of the plant market.

How is this different? Who are your competitors?

We compete with the way people currently buy plants. The vast majority of plant sales happen offline, in big box hardware stores where there are mostly low quality plants and it's difficult to know which one may be right for your space. And if you'd like a stylish pot to go along with a plant, that's usually found at a separate home goods store farther away. If you're lucky enough to find both the plant and pot you need, and you've managed to get them home (a true logistical challenge if these are larger, heavier items) now you have to get your hands dirty and put everything together. Then if anything goes wrong with your plant, you're reduced to endless Googling with conflicting advice from unreliable websites.

We've thought about all these issues and created a much more attractive shopping experience. It's easy to browse plants on our website, choose a ceramic pot that fits your style and aesthetic, and then get it delivered right to your door, fully prepared and ready to enjoy. If anything goes wrong, you're covered by our guarantee – plus you'll be able to reach out to our team of Plant Doctors to help give you personalized advice.

It's plant buying for the 21st century.

What do you understand about your business that others don't get?

We've thought long and hard about what makes a good purchasing experience in this industry. We've found the solutions to the problems that exist and we've done the hard work to make them a reality. This work has led to us securing exclusive access to a consistent supply of the most in-demand plants and the highest quality ceramic pots, custom-made to fit our needs. We've built a competitive moat with our brand, our supply chain, and our expertise that makes it hard for others to touch us.

How do you acquire customers?

We have a diversified customer acquisition strategy, and it includes word of mouth from existing customers; paid ads on Facebook/Instagram and Google Ads; and organic search traffic.

Your plants seem more expensive than those at a hardware store, for example. Why is that?

Big box hardware stores like Home Depot and Lowe's do in fact have cheap plants, and that's exactly what they are: cheap. These stores get mass quantities of plants from growers, who are squeezed on price by these big corporations, so as a result the growers give them the most misshapen, poorly acclimatized plants that they have. And once these subpar plants make it into the stores, they're poorly cared for by untrained staff and quickly deteriorate.

By comparison, our plants are top-tier from growers we have personal relationships with, so they are of far superior health and quality. We take care to trim, clean and shine each leaf before placing the plants in the included high-quality, furniture-grade ceramic pots. We then deliver directly to customers and include simple care instructions and lifetime plant care support for all.

So in the end, you're not just buying a plant from Leon & George, you're also getting the pot, the delivery, the guarantee, and the post-purchase support. Our service and experience lets you avoid the headache of doing the legwork yourself. And if you properly value all the components of what you're getting (and our customers generally do), then it becomes clear that our products are competitively priced.

How does a plant get to a customer? What happens from the moment someone places an order, to the moment they receive it?

Once a customer places an order on our website, it goes in our custom-built internal system. Orders are assigned to either our San Francisco or Los Angeles hubs, and our plant preparation team begins work by pairing the plants with the selected pots. We carefully clean, trim and shine each leaf, treat for pests, and pot the plant with decorative moss on top of the soil. Care cards and labels are placed with each plant, and the plants are either carefully packaged or queued for the next local delivery date. Local white glove deliveries arrive to customers' homes at the date and time they scheduled on our website, usually as soon as within three days of ordering. Orders elsewhere in the country are shipped via UPS in our specially-designed packaging that perfectly protects the plants and pot sets no matter how much abuse the box takes.

Where do you get your plants?

We work with top-tier California growers to get healthy plants that are consistent in shape, size and quality. We've developed exclusive partnerships with these growers over the years, which has given us access to a reliable supply of the most in-demand plants (think Fiddle Leaf Figs and Monstera Deliciosas). We get weekly deliveries of plants from our growers, and plants spend a small amount of time in our greenhouses before heading out to customers, so that we minimize inventory held and maximize the health of the plants.

Are you selling plants to businesses too? How does that work?

Businesses are some of our best customers. We often sell to small- and medium-sized offices, who generally have bigger budgets than consumers. Many sales are self-service through our website, but with some larger deals our team works with the company to do an on-site consultation, put together a proposal, get budget approvals, and coordinate payment and installation. B2B sales represent a growing proportion of our sales, and we plan on hiring sales staff specifically dedicated to going out and sourcing these deals to take advantage of all the offices, hotels, and restaurants out there that are buying large quantities of plants.

Will you expand local delivery to other markets?

We certainly will. There's a significant appetite among consumers and businesses for plants larger than can fit in a box to ship out, so we're planning to expand our local white glove delivery service, currently available only in the San Francisco and Los Angeles areas, to other major cities in the next 12-18 months.

Why are you raising money now?

We've spent the past couple of years securing our supply chain, figuring out the logistics of shipping plants and pots, building a solid brand, and developing our tech. We've had great success in our local California markets, and we are ready to expand and establish ourselves as a nationwide brand. Our US shipping operation has shown tremendous early success and combined sales to cities like New York City, Seattle, Chicago, Austin, and Boston will soon make up the majority of our revenue. The opportunity here is massive, as we go from serving ~20 million people in our existing California markets, to the entire country.

To fully take advantage of the opportunity, we need capital to put in expanding operations, marketing and partnerships across the country. We're a consumer business in an attractive industry, so crowdfunding made the most sense for us to collect not just investment, but also gain a nationwide network of investors that can be our advocates and help us get to the next level.

How do you plan to exit? How do investors earn a return?

Our exit will likely be an acquisition by a large company in the home goods space. The growing market for plants as a staple of interior spaces, and the inherent operational difficulty in spinning this up internally, will necessitate home goods retailers interested in this space to go out and seek third parties that have been successful at it. We are well-positioned to be a target of such an acquisition, and at that point all our investors would get a return on their money.